MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2014 and 2013

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of October 28, 2014 and relates to the financial condition and results of operations for the three and nine months ended September 30, 2014 and 2013 (“Q3 2014” and “YTD 2014”, and “Q3 2013” and “YTD 2013”, respectively). Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2014 and 2013 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting and with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2013 and 2012 (“annual consolidated financial statements”).

All amounts are presented in United States dollars, the Company’s functional and presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q3 2014 HIGHLIGHTS

-

Metal revenues were $34.2 million, compared to $38.1 million during Q3 2013. This decrease is primarily due to fewer ounces sold as well as a lower average realized gold price. The average London PM Fix price was $1,282 per gold ounce, compared to $1,326 per gold ounce during Q3 2013. The average realized gold price was $1,284 per gold ounce, compared to $1,329 per gold ounce during Q3 2013. The Company’s production target for the quarter was affected by above average rainfall. This rainfall resulted in limited pit access which required processing lower than reserve grade ore from ore stockpile and dilution of the leach solution grade which caused production to be lower than anticipated.

-	Earnings from operations were $3.9 million, compared to $9.3 million during Q3 2013. This difference was mainly due to the decreased revenues resulting from fewer ounces sold and a lower average realized gold price.

-	Earnings and total comprehensive income were $1.6 million or $0.01 per share, compared to $4.8 million or $0.03 per share during Q3 2013.

-	Cash flow provided by operating activities was $4.8 million after paying down payables of $2.0 million related to prior quarter proxy contest costs, compared to $10.7 million during Q3 2013.

-

Cash and cash equivalents at September 30, 2014 were $50.2 million after investing $3.1 million on exploration drilling, $0.6 million on sustaining capital, $1.5 million on expansion programs, $4.3 million on deferred stripping and $0.2 million paying down payables related to prior period capital items. Cash and cash equivalents at September 30, 2013 were $14.4 million after investing $0.8 million in exploration, $1.0 million on sustaining capital, $5.1 million on plant expansion and $3.4 million on deferred stripping.

-

The Company produced and sold 26,671 ounces of gold, compared to 29,139 and 28,637, respectively, during Q3 2013. The change from prior year is due to a decrease in processing grade partially offset by increased daily crushing throughput. The decrease in processing grade was a result of the record rainfall experienced during September 2014 that reduced anticipated production for the quarter. Despite the amount of rainfall experienced at the San Francisco open pit gold mine (“the Mine”), a record average crushing rate for the quarter of 24,062 tonnes per day (“t/d”) was achieved. This is a 22% increase from the prior year period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

-

The Company’s cash cost per ounce on a by-product basis was $856 (all-in sustaining cash cost per ounce on a by- product basis - $994), compared to $738 (all-in sustaining cash cost per ounce on a by-product basis - $898) during Q3 2013. The Company’s cash cost per ounce on a by-product basis was $755 during YTD 2014 (all-in sustaining cash cost per ounce on a by-product basis - $894), compared to $715 during YTD 2013 (all-in sustaining cash cost per ounce on a by-product basis - $879). The increase in cash costs was primarily driven by lower processing grades in Q3 2014 of 0.50 grams of gold per tonne (“g/t Au”), compared to the Q3 2013 of 0.77 g/t Au, as a result of a planned lower processing grade and the dilutive effect the rainfall had on the leaching solutions. The rainfall also added approximately $6 per gold ounce to be incurred for rainwater extraction equipment. The cost of stockpiling ore and processing stockpiled ore increased the cash cost by approximately $9 per gold ounce.

OVERVIEW OF THE BUSINESS AND STRATEGIC GOALS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the Mine in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the Gold Property. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property. The Company has title to the TIM claims located in the state of Zacatecas, Mexico and has entered into a property option agreement to earn an interest in the San Onesimo mineral concessions located in the state of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in the state of Jalisco, as well as 40,000 hectares in the state of Nayarit, Mexico known as the El Capomo property.

Management believes that the Company’s ability to deliver superior long-term financial returns creates value for all stakeholders. Strong financial performance rewards the Company’s shareholders and, at the same time, allows the Company to focus on its broader social and environmental responsibilities which contribute to the long-term prosperity of the communities in which the Company operates.

Management’s strategic approach is to maximize the gross margin on sales by continuing to be a low cost gold producer and to build the Company’s position as a leading emerging gold producer whenever value-enhancing opportunities arise. The Company also has a significant focus on community involvement to ensure the successful integration of the local workforce and to promote various technical skills within its operations.

In planning for the Company’s future, management continuously evaluates the Company’s cash flow requirements and expects growth to be financed by cash flow generated from the operations at the Gold Property. Management bases investment decisions on cash flow return in excess of the Company’s cost of capital. Recent capital expenditures were incurred to expand gold processing capabilities and such investments are proving to have a significant benefit on the operating results of the Mine. Management looks to add shareholder value from continued drilling of the Company’s prospective land packages and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s immediate goal is to produce between 115,000 and 125,000 gold ounces annually at a cash cost on a byproduct basis of approximately $800 per gold ounce. During the current quarter, the Mine was impacted by record rainfall resulting in lower than anticipated production. Operations are back to normal and the Company maintains its annual production and cost guidance despite the amount of rainfall experienced.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS

		Three months ended				Nine months ended
				September 30,				September 30,
		2014		2013		2014		2013
Gold sold (oz)		26,671		28,637		96,434		85,303
Silver sold (oz)		18,800		16,228		68,940		46,665
Average realized gold price (per oz)		$1,284		$1,329		$1,282		$1,395
Average London PM fix gold price (per oz)		$1,282		$1,326		$1,288		$1,456
Metal revenues		$34,235		$38,065		$123,668		$119,077
Earnings from operations		$3,914		$9,261		$24,021		$31,896
Earnings and total comprehensive income		$1,567		$4,764		$12,888		$20,027
Earnings per share
-Basic		$0.01		$0.03		$0.08		$0.14
-Diluted		$0.01		$0.03		$0.08		$0.14
Cash flow from operations		$4,819		$10,668		$35,780		$37,170
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

Q3 2014 Results

The Company had earnings of $1.6 million, compared to earnings of $4.8 million for Q3 2013 as a result of the following factors:

Metal revenues

The Company sold 26,671 gold ounces at an average realized gold price of $1,284 per ounce, compared to sales of 28,637 gold ounces at an average realized gold price of $1,329 per ounce during Q3 2013. This represents a decrease of 7% in gold ounces sold and a decrease of 3% in average realized gold price. As a result, total metal revenues from mining operations were $34.2 million, compared to $38.1 million during Q3 2013. The average London PM Fix price was $1,282 per gold ounce, compared to $1,326 per gold ounce during Q3 2013.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $23.1 million, compared to $21.5 million during Q3 2013. Impacting production costs is the reduction in processing grade to 0.50 g/t, compared to 0.77 g/t during Q3 2013. Limited access to certain phases of the pit resulted in the Company processing ore from the unprocessed ore stockpile which is below the average reserve grade. As a result of the rainfall, lower than anticipated production was realized and an additional $0.2 million was incurred for rainwater extraction activities. Also, the Company included in production costs all of the mining costs associated with stockpiling ore which totalled $0.1 million during Q3 2014, compared to $nil for Q3 2013. During the quarter, approximately 0.1 million tonnes of stockpiled ore were processed. As a result, $0.1 million in costs associated with these tonnes were included in production costs, compared to $nil during Q3 2013 as no stockpiled ore was processed during that period.

Depletion and depreciation costs form a component of cost of sales and were $4.1 million, compared to $4.2 million during Q3 2013. This slight decrease resulted from the decreased number of gold ounces sold, partially offset by the impact of a higher cost base of mineral properties and plant and equipment due to capital additions in the periods since Q3 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses remained consistent at $3.1 million when compared to Q3 2013. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries decreased slightly to $1.2 million from $1.3 million during Q3 2013. Consulting and professional fees decreased to $0.5 million, compared to $0.7 million during Q3 2013 as a result of fewer consultants working for the Company. The significant non-cash component of these expenses includes share-based payments. This expense was $0.5 million compared to $0.1 during Q3 2013 due to share options being granted during Q3 2014.

Finance expense

Finance expense was consistent at $0.4 million when compared to Q3 2013. In December 2013, the loan facility was renegotiated and now carries an interest rate of 9% (previously 8%). The impact of the increase in interest rate was offset by a C$5.0 million ($4.5 million) principal repayment on the loan facility during Q1 2014.

Income taxes

Income tax expense was $1.7 million, compared to $3.9 million during Q3 2013. The current tax expense increased to $1.8 million from $0.1 million during Q3 2013 due to a change in Mexican tax law resulting in fewer accelerated tax deductions being available that were previously utilized by the Company. This was partially offset by a decreased number of ounces sold. Also included in current tax expense is the 7.5% Special Mining Duty which became effective January 1, 2014. Deferred tax recovery was $0.1 million, compared to a deferred tax expense of $3.8 million during Q3 2013. This change is due primarily to the removal of accelerated tax deductions on capital expenditures effective January 1, 2014. The effective tax rate for Q3 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary. The Company continues to use its VAT receivable to settle Mexican income tax instalment payments required on a monthly basis.

YTD 2014 Results

Earnings for the Company decreased to $12.9 million, compared to $20.0 million for YTD 2013 as a result of the following factors:

Metal revenues

The Company sold 96,434 gold ounces at an average realized gold price of $1,282 per ounce, compared to sales of 85,303 gold ounces at an average realized gold price of $1,395 per gold ounce during YTD 2013. This represents an increase of 13% in ounces sold and a decrease of 8% in average realized gold price over the same prior year period. Total metal revenues from mining operations were $123.7 million, compared to $119.1 million during YTD 2013. The average London PM Fix price was $1,288 per ounce, compared to $1,456 per ounce during the same prior year period.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $74.0 million, compared to $62.0 million during YTD 2013. This increase is substantially attributed to the increased number of ounces sold and the decrease in processing grade to 0.64 g/t compared to 0.80 g/t during YTD 2013. The processing grade was reduced in accordance with the mine plan and by limited access to certain phases of the pit resulting in the Company processing ore from the unprocessed ore stockpile which is below the average reserve grade. As a result of the rainfall, lower than anticipated production was realized and an additional $0.2 million was incurred for rainwater extraction activities. Also, the Company included in production costs all of the mining costs associated with stockpiling ore which totalled $1.5 million during YTD 2014, compared to $nil for YTD 2013. During the YTD 2014, approximately 0.1 million tonnes of stockpiled ore were processed. As a result, $0.1 million in costs associated with these tonnes were included in production costs, compared to $nil during YTD 2013 as no stockpiled ore was processed during that period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Depletion and depreciation costs form a component of cost of sales and were $14.2 million, compared to $10.9 million during YTD 2013. This resulted from the increased number of ounces sold as well as a higher cost base of mineral properties and plant and equipment since YTD 2013.

Impairment of non-current unprocessed ore stockpile

During Q2 2013, there was a significant drop in the gold price and management assessed the net realizable value of the unprocessed ore stockpile. As a result of this assessment, an impairment charge of $5.5 million was recognized during Q2 2013.

Corporate and administrative expenses

Corporate and administrative expenses increased to $11.5 million, compared to $8.7 million during YTD 2013. This increase is primarily due to $ 2.0 million of shareholder proxy contest costs that were incurred during Q2 2014. These costs are part of the consulting and processional fees. The significant cash components of corporate and administrative expenses include salaries and consulting and professional fees. Salaries decreased to $3.0 million, compared to $3.3 million during YTD 2013 while consulting and professional fees increased to $4.9 million, compared to $1.3 million during YTD 2013 as a result of additional consultants working for the Company. The significant non-cash component of corporate and administrative expenses includes share-based payments. This expense increased to $0.9 million from $0.6 million during YTD 2013 due to share options being granted during YTD 2014.

Finance expense

Finance expense was consistent at $1.3 million when compared to YTD 2013. In December 2013, the loan facility was renegotiated and now carries an interest rate of 9% (previously 8%). The impact of the increase in interest rate was offset by a C$5.0 million ($4.5 million) principal repayment on the loan facility during Q1 2014.

Income tax expense

Income tax expense was $10.3 million, compared to $10.7 million during YTD 2013. The current tax expense increased to $12.0 million, compared to $0.6 million during YTD 2013 primarily due to the increased number of gold ounces sold and fewer accelerated tax deductions being available that were previously utilized by the Company, partially offset by the decline in gold price since YTD 2013. Also included in current tax expense is the 7.5% Special Mining Duty which became effective January 1, 2014. Deferred tax recovery was $1.7 million, compared to a deferred tax expense of $10.1 million during YTD 2013. The effective tax rate for YTD 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary. The Company continues to use its VAT receivable to settle Mexican income tax instalment payments required on a monthly basis.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4
		2014		2014		2014		2013		2013		2013		2013		2012
Gold sold (oz)		26,671		33,000		36,763		33,247		28,637		28,024		28,642		24,241

Silver sold (oz)		18,800		23,493		26,647		21,847		16,228		16,124		14,313		16,203
Average realized gold price (per oz)		$1,284		$1,284		$1,280		$1,249		$1,329		$1,253		$1,602		$1,675
Average London PM fix gold price (per oz)		$1,282		$1,288		$1,294		$1,276		$1,326		$1,415		$1,632		$1,722
By-product cash cost (1) (per oz)		$856		$730		$703		$723		$738		$705		$703		$723
Metal revenues		$34,235		$42,383		$47,050		$41,516		$38,065		$35,123		$45,889		$40,596

Earnings from operations		$3,914		$7,246		$12,861		$9,245		$9,261		$3,382		$19,253		$16,384
Earnings (Loss)		$1,567		$3,216		$8,105		$(4,684)		$4,764		$972		$14,291		$12,270
Earnings (Loss) per share
-Basic		$0.01		$0.02		$0.05		$(0.03)		$0.03		$0.01		$0.10		$0.08

-Diluted		$0.01		$0.02		$0.05		$(0.03)		$0.03		$0.01		$0.10		$0.08

Cash flow from operations		$4,819		$18,702		$12,259		$15,243		$10,668		$4,678		$21,824		$13,373
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)     Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Q3 2014 vs. Q2 2014

Earnings for the Company decreased to $1.6 million, compared to $3.2 million for Q2 2014 as a result of the following factors:

Metal revenues

The Company sold 26,671 gold ounces at an average realized gold price of $1,284 per ounce, compared to sales of 33,000 gold ounces at an average realized gold price of $1,284 per gold ounce during Q2 2014. This represents a decrease of 19% in ounces sold and no change in realized gold price. As a result, total metal revenues from mining operations were $34.2 million, compared to $42.4 million during Q2 2014. The average London PM Fix price was $1,282 per ounce, compared to $1,288 per ounce during Q2 2014.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales decreased to $23.1 million, compared to $24.5 million during Q2 2014. The rainfall experienced during the current quarter caused an additional $0.2 million in costs incurred for rainwater extraction. During the quarter, approximately 0.1 million tonnes of stockpiled ore were processed. As a result, $0.1 million in costs associated with these tonnes were included in production costs, compared to $nil during Q2 2014 as no stockpiled ore was processed during that period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Depletion and depreciation costs form a component of cost of sales and decreased to $4.1 million, compared to $4.9 million during Q2 2014, primarily as a result of fewer ounces being sold during Q3 2014.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $3.1 million, compared to $5.7 million during Q2 2014. This decrease is primarily due to $ 2.0 million of shareholder proxy contest costs that were incurred during Q2 2014. These costs are part of the consulting and processional fees. The significant cash components of corporate and administrative expenses include salaries and consulting and professional fees. Salaries increased to $1.2 million, compared to $1.0 million during Q2 2014 due to the timing of payments made to employees, while consulting fees decreased to $0.5 million, compared to $3.5 million during Q2 2014 as a result of fewer consultants working for the Company. The significant non-cash component of corporate and administrative expenses includes share-based payments. This expense increased to $0.5 million from $0.2 million during Q2 2014 due to share options being granted during the current quarter.

Finance expense

Finance expense was consistent at $0.4 million when compared to Q2 2014 as there were no changes to the loan facility during the current quarter.

Income tax expense

Income tax expense was $1.7 million, compared to $3.9 million during Q2 2014. The current tax expense decreased to $1.8 million from $4.7 million during Q2 2014 due to the decreased number of gold ounces sold combined with currency fluctuations. Deferred tax recovery was $0.1 million, compared to $0.8 million during Q2 2014. The effective tax rate for Q3 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary. The Company continues to use its VAT receivable to settle Mexican income tax instalment payments required on a monthly basis.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Ore processed (t) (1)	2,213,740	1,815,709	6,520,706	5,451,803
Average ore processed grade (g/t Au)	0.50	0.77	0.64	0.80
Ore mined (t)	2,017,522	2,110,667	6,852,143	6,531,495
Average ore mined grade (g/t Au)	0.56	0.68	0.64	0.70
Ore from low grade stockpile (t)	148,021	-	148,021	-
Ore from low grade stockpile grade (g/t Au)	0.28	-	0.28	-
Ore stockpiled (t)	67,597	445,603	754,693	1,302,337
Average ore stockpiled grade (g/t Au)	0.25	0.26	0.25	0.25
Waste mined (t)	6,208,303	5,441,889	17,538,859	18,052,857
Total mined (t)	8,225,825	7,703,201	24,391,002	24,806,997
Strip ratio	3.08	2.58	2.56	2.80
Total days in period	92	92	273	273
Gold deposited on pad (oz)	35,889	45,016	133,343	140,830
Gold recovery	74%	65%	71%	61%
Average ore processed per day (t/d)	24,062	19,736	23,885	19,970
Average total mined (t/d)	89,411	83,730	89,344	90,868
Gold produced (oz)	26,671	29,139	95,016	85,491
Silver produced (oz)	18,800	16,228	68,940	46,665

(1)

For the three and nine months ended September 30, 2014, ore processed includes 148,021 tonnes of ore from the low- grade stockpile (three and nine months ended September 30, 2013 nil and nil, respectively).

The Company produced 26,671 gold ounces and 18,800 silver ounces during Q3 2014, compared to 29,139 gold ounces and 16,228 silver ounces during Q3 2013. The Company produced 95,016 gold ounces and 68,940 silver ounces during YTD 2014, compared to 85,491 gold ounces and 46,665 silver ounces during the same prior year period.

The Company mined a total of 8.2 million tonnes from the Mine during Q3 2014, compared to 7.7 million tonnes during Q3 2013. Dry tonnes of ore mined were 2.0 million tonnes of ore during Q3 2014, compared to 2.1 million tonnes of ore during Q3 2013. The strip ratio increased to 3.08 during Q3 2014 from 2.58 during Q3 2013 as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the same prior year period. The Company stockpiled 0.1 million tonnes during July and August 2014, compared to 0.4 million tonnes during Q3 2013, while 0.1 million tonnes of the stockpile were processed during September 2014, compared to nil during Q3 2013.

The Company mined a total of 24.4 million tonnes from the Mine during YTD 2014, compared to 24.8 million tonnes during the same prior year period. Dry tonnes of ore mined were 6.9 million tonnes of ore during YTD 2014, compared to 6.5 million tonnes of ore during the same prior year period. The strip ratio decreased to 2.56 during YTD 2014 from 2.80 during the same prior year period as a result of a planned decrease in waste being mined per the mine plan. The Company stockpiled 0.8 million tonnes during YTD 2014, compared to 1.3 million tonnes during the same prior year period, while 0.1 million tonnes of the stockpile were processed during YTD 2014, compared to nil during YTD 2013.

The average grade of ore processed during Q3 2014 was 0.50 g/t Au, compared to 0.77 g/t Au during Q3 2013 due to a planned change in processed ore grade and the dilutive effects the above average rainfall had on the leach solution grade. The average grade of ore mined from the Mine during Q3 2014 was 0.56 g/t Au, compared to 0.68 g/t Au during Q3 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

The average grade of ore processed during YTD 2014 was 0.64 g/t Au, compared to 0.80 g/t Au during the same prior year period due to a planned change in processed ore grade. The average grade of ore mined from the Mine during YTD 2014 was 0.64 g/t Au, compared to 0.70 g/t Au during the same prior year period.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flow from operations to fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flow should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. The Company had cash and cash equivalents on hand at September 30, 2014 of $50.2 million and VAT receivable of $7.8 million, which will be used to offset taxes payable at year-end. In addition, the Company has $26.6 million in trade payables and accrued liabilities, C$13.0 million ($11.5 million) in debt related to a loan facility and a $2.4 million equipment financing arrangement.

Cash flow provided by operating activities will vary depending on the prices of gold, operating costs, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from operating activities over the year.

Various tax and legal matters are outstanding from time to time. In the event that Management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the financial statements on the date such changes occur. The Company has commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

Cash flows

	Three months ended			Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Cash flow provided by operating activities	$4,819	$10,668	$35,780	$37,170
Cash flow used in investing activities	$(9,697)	$(10,281)	$(27,101)	$(46,074)
Cash flow (used in) provided by financing activities	$(157)	$(349)	$18,999	$(887)

Cash flow from operating activities for Q3 2014 was $4.8 million, compared to $10.7 million for Q3 2013. The main drivers of this change over prior year are decreased ounces sold resulting in earnings before income taxes of $3.3 million, compared to $8.7 million during Q3 2013. Movements in trade receivables decreased cash flow by $1.8 million during Q3 2014, compared to a decrease of $0.2 million during Q3 2013 primarily as a result of the timing of VAT collection, while the movements in inventories decreased cash flow by $2.3 million in Q3 2014, compared to a decrease of $1.7 million in Q3 2013. Movements in advances and prepaids increased cash flow by $0.4 million, compared to an increase of $0.5 million in Q3 2013. Movements in trade payables and other liabilities increased cash flow by $0.2 million during Q3 2014, compared to a decrease of $1.6 million during Q3 2013. Tax payments were $nil during Q3 2014 (Q3 2013 - $nil) as a result of the Company continuing to use VAT receivable to pay Mexican income tax balance instalments.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Cash flow from operating activities for YTD 2014 was $35.8 million, compared to $37.2 million for YTD 2013. The main drivers of this change from the prior year are increased ounces sold for the YTD 2014 partially offset by a lower average realized gold price and higher production costs resulting in earnings before income taxes of $23.2 million, compared to $30.7 million during YTD 2013. Movements in trade receivables decreased cash flow $0.1 million during YTD 2014, compared to a decrease of $9.6 million during YTD 2013 primarily as a result of the timing of VAT collection, while the movements in inventories decreased cash flow by $2.3 million in YTD 2014, compared to a decrease of $7.3 million in YTD 2013. Movements in advances and prepaids increased cash flow by $0.4 million, compared to an increase of $2.1 million in YTD 2013. Movements in trade payables and other liabilities decreased cash flow by $1.4 million during YTD 2014, compared to an increase of $3.2 million during YTD 2013 as a result of the timing of payments to vendors. Tax payments were $nil during YTD 2014 (YTD 2013 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Cash flow used in investing activities for Q3 2014 was $9.7 million, compared to $10.3 million for Q3 2013 due to the majority of capital projects previously initiated being completed prior to Q3 2014. Also, $0.2 million of the current period $9.7 million is due to payment of payables related to Q2 2014 capital items. Cash flow used in investing activities for YTD 2014 was $27.1 million, compared to $46.1 million for YTD 2013 due to the majority of capital projects previously initiated being completed prior to 2014.

Cash flow used in financing activities for Q3 2014 was $0.2 million, compared to cash flow used in financing activities of $0.4 million during Q3 2013. Cash flow provided by financing activities for YTD 2014 was $19.0 million, compared to cash flow used in financing activities of $0.9 million during YTD 2013. Net cash flow from shares issued for cash was C$26.7 million ($24.2 million) during YTD 2014, compared to $nil during YTD 2013 offset by a cash repayment on the loan facility of C$5.0 million ($4.5 million).

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of office costs in Vancouver, Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q3 2014, the Mexican peso averaged MXP 13.12 to $1.00, and the Canadian dollar averaged C$1.09 to $1.00, compared to MXP 13.20 to $1.00, and C$1.04 to $1.00 during Q3 2013.

Capital resources

The capital of the Company consists of the consolidated equity, loan facility and equipment financing, net of cash and cash equivalents.

	September 30,	December 31,
	2014	2013
Equity	$202,959	$164,352
Loan facility	11,482	16,438
Equipment financing	2,363	3,214
	216,804	184,004
Less: Cash and cash equivalents	(50,210)	(22,776)
	$166,594	$161,228

At September 30, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have increased to $166.6 million from $161.2 million at December 31, 2013.

During December 2013, the Company negotiated to extend the loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$0.5 million ($0.4 million) at the date of issue. There was a four month hold period on the common shares. The amended loan facility will now be repayable in full on or before December 31, 2014 with a stated interest rate of 9% per annum.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

On February 28, 2014, the Company repaid C$5.0 million ($4.5 million) in principal of the C$18.0 million ($16.4 million) loan facility outstanding at December 31, 2013.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended			Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Production costs (1)	$23,142	$21,471	$74,016	$61,996
Divided by gold sold (oz)	26,671	28,637	96,434	85,303
Cash cost per gold ounce	868	750	768	727
Less: By-product silver credits per gold ounce (2)	(12)	(12)	(13)	(12)
Cash cost per gold ounce on a by-product basis	$856	$738	$755	$715

(1)

The Company includes in production costs all of the mining costs associated with the tonnes of ore stockpiled during the period. During Q3 2014 and YTD 2014, the mining costs associated with the tonnes of ore stockpiled included in production costs were $0.1 million and $1.5 million, respectively (Q3 2013 and YTD 2013 - $nil and $nil, respectively). Also, the Company includes in production costs all of the mining costs associated with tonnes of stockpiled ore processed during the period which have been previously capitalized to non-current unprocessed ore stockpile. During Q3 2014 and YTD 2014, the mining costs associated with tonnes of ore stockpile processed included in production costs were $0.3 million and $0.3 million, respectively (Q3 2013 and YTD 2013 - $nil and $nil, respectively).

(2)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and only identified after processing and therefore are considered a by-product of the production of gold. During Q3 2014 and YTD 2014, total by-product silver credits were $0.3 million and $1.3 million, respectively (Q3 2013 and YTD 2013 - $0.4 million and $1.0 million, respectively).

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

For further details on the calculation of production costs, refer to the notes to the interim financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce on a by-product basis

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash flow.

All-in sustaining cash costs on a by-product basis include total production cash costs, costs associated with mining the non-current unprocessed stockpile, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Production costs	$23,142	$21,471	$74,016	$61,996
Unprocessed ore stockpile mining costs (1)	-	469	-	2,147
Corporate and administrative expenses (2)	3,062	3,122	11,473	8,677
Sustaining capital expenditures	621	1,016	1,913	3,085
Accretion for site reclamation and closure	26	11	81	35
Less: By-product silver credits	(332)	(350)	(1,287)	(993)
All-in sustaining cash costs	26,519	25,739	86,196	74,947
Divided by gold sold (oz)	26,671	28,637	96,434	85,303
All-in sustaining cash cost per gold ounce on a by-product basis	$994	$898	$894	$879

(1)	For Q3 2014 and YTD 2014, the mining costs capitalized to non-current unprocessed ore stockpile were $nil and $nil, respectively (Q3 2013 and YTD 2013 - $0.5 million and $2.1 million, respectively).

(2)

For YTD 2014, corporate and administrative expenses include $2.0 million in consulting and professional fees related to a proxy contest launched by a shareholder during Q2 2014. These costs increased the all-in sustaining cash cost per gold ounce on a by-product basis by $21 for YTD 2014.

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The interim financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of September 30, 2014. Details of the Company’s significant accounting policies are described in note 3 of the Company’s annual consolidated financial statements for the years ended December 31, 2013 and 2012.

CHANGES IN ACCOUNTING STANDARDS

The Company has applied the new IFRS standard IFRIC 21 - Levies (“IFRIC 21”) in the interim financial statements. IFRIC 21 is an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IFRIC 21 clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Levies covered under the scope of IFRIC 21 include all payments made by an entity to government organizations, but excludes payments covered under other IFRS standards. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in any significant changes to the interim financial statements.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial statements for external purposes in accordance with IFRS. Management has concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

There has been no change in the Company’s internal control over financial reporting during Q3 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and Annual Information Form for the years ended December 31, 2013 and 2012.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”).

These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the years ended December 31, 2013 and 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, M.Eng, P.Eng, CPA, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.